FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated June 11, 2013

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF announces sponsorship of the CBF

Sponsorship agreement expires in 2022 and involves the Brazilian National Soccer team and all the other categories managed by the Confederation; Sadia will be the leading brand in this partnership, beginning with the FIFA Confederations Cup tournament

One of the largest food companies in the world, BRF is the latest sponsor of the Brazilian Soccer Confederation (CBF). The agreement, signed on June 10 and having a global scope, will expire in 2022 and involve the national soccer side and all the other categories supported by the CBF.

The brand chosen to be affixed to the uniforms of the Brazilian national soccer team and elsewhere was Sadia, a leader in the domestic market and BRF’s flagship brand in export markets. The agreement signed with the CBF allows all other company meat brands to be similarly advertised.

Sadia will feature in all contractually agreed publicity vehicles and materials from the outset of the Confederations Cup, to begin on June 15. The value of this partnership is not being disclosed for contractual reasons.

“We are extremely happy with this partnership with the CBF, an entity which propagates the name of Brazil on a global scale. Given its leadership here as well as various other markets, the Sadia brand has been chosen to represent BRF”, says José Antonio Fay, the company’s CEO. “But soccer is a major popular sport and there is a possibility of similarly activating several of our brands”, he adds.

CBF’s president also voiced the entity’s satisfaction at having such a significant additional partner in its sponsor line-up. “The CBF gains a major partner, a champion company, of proven excellence with its products recognized and appreciated by Brazilians. All of us at the CBF are happy with this additional partner” - said José Maria Marin.

Sport in the blood

The agreement with the CBF further enriches BRF’s sporting platform. At the end of May, the company announced its support of the Organizing Committee of the Rio 2016™ Olympics (Rio 2016™) with the Sadia and Batavo brands as official supporters in the packaged food and dairy product categories, respectively.

The company through the Sadia brand also sponsors 24 high performance athletes – among them, gold medalists Sarah Menezes, Mayra Aguiar, Arthur Zanetti and Leandro Guilheiro - as well as the Brazilian Judo, Gymnastics and Aquatic Sports confederations as a whole.

BRF has also been active in Brazilian soccer since February of this year as an official sponsor of the Brazilian Perdigão Cup - considered one of the most democratic tournaments in the country. In this year’s tournament, 86 teams are taking part.

São Paulo, June 11, 2013

Leopoldo Viriato Saboya

Chief Financial, Administrative and

Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   June 11, 2013

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director